UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29613/ March 23, 2011

In the Matter of	:
	:
DEFENDERS MULTI-STRATEGY HEDGE	:
FUND, LLC	:
144 Glenn Curtiss Blvd., 7th Floor	:
Uniondale, NY 11556	:
	:
(811-21247)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Defenders Multi-Strategy Hedge Fund, LLC filed an application on
October 12, 2010, and amended on January 20, 2011 and February
7, 2011, requesting an order under section 8(f) of the Act
declaring that it has ceased to be an investment company.

On February 25, 2011, a notice of filing of the application was
issued (Investment Company Act Release No. 29589). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, as amended, that
applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

Cathy H. Ahn
Deputy Secretary